Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Harmony Solution Selected for Australia Critical Communications Network Upgrade

DragonWave’s Harmony Radio and Hub 800 provide an easily deployed and highly reliable solution for mission critical communications

Ottawa, Canada, October 24, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced Australia’s leading telecommunications and information services company is deploying DragonWave Harmony Radio links and Hub 800 adaptable, multi-service nodal switches as part of an ongoing upgrade to its mission critical services network. DragonWave is working directly with its local partner, CommTel Network Solutions, to supply higher modulated Ethernet radios, bringing increased capacity, reliability and enhanced Ethernet capabilities.

“DragonWave has demonstrated an economical and highly reliable solution that allows Australia’s leading telecommunications provider to pursue a network upgrade that will support mission critical communications today and for the future,” said Robert Green, CEO, CommTel Network Solutions Pty Ltd. “The Harmony radio solution allows them to easily swap out older radios without extensive rework to cabling, and establishes a scalable network solution with features that can support future network evolution.”

DragonWave’s Harmony Radio offers the industry’s only software-selectable evolution from hybrid to all-IP packet networks, enabling a simple migration path from TDM to all-IP backhaul with true “zero-touch” on the existing hardware. The Harmony Hub 800 is a compact indoor unit that provides maximum flexibility for 2G, 3G and LTE traffic aggregation, incorporating 16 Gbps switching capacity and support for up to 12 radio directions in a single unit.

“The DragonWave solution based upon the Harmony and Harmony Hub 800 offers operators a proven and cost-effective means to upgrade critical communication networks with unmatched reliability and performance,” said Peter Allen, DragonWave President and CEO. “Being selected by Australia’s leading operator underscores the ability of the Harmony radios to meet this all-important critical communications market, and we look forward to supporting the network initiative.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Harmony Radio Lite® are registered trademarks of DragonWave Inc.

About CommTel Network Solutions

CommTel Network Solutions is an Australian owned company providing turnkey communications networks, both within Australia and internationally. As a leading international provider of communications design, supply, integration and support in the dedicated and industrial networks sector, we have unsurpassed experience and knowledge that our customers rely on. http://www.commtelns.com/

Forward-Looking Statements

This document includes forward-looking statements, including forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to the anticipated date on which the post-Consolidation Common Shares will begin trading on NASDAQ and the TSX, and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” ““estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions relating to matters that are not historical facts are forward-looking statements. Although DragonWave believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential trading of the post-Consolidation Common Shares on NASDAQ or the TSX will be delayed and other risks disclosed in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024	Peter Allen President & CEO DragonWave Inc. Investor@dragonwaveinc.com Tel: 613-599-9991 ext. 2222